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                                   EXHIBIT 1

PRESS RELEASE DATED:

Tuesday, September 7, 1999

Company Press Release


Professional Bancorp Announces Termination of Negotiations with FirstFed Financial Corp. and Continued Exploration of Strategic Partnerships

SANTA MONICA, Calif., Sept. 7, 1999 -- Professional Bancorp, Inc. (Company) (Amex: MDB - news) announced today that it had agreed with FirstFed Financial Corp. (NYSE: FED - news) to discontinue negotiations toward a Definitive Agreement leading to the possible acquisition of Professional Bancorp by FirstFed. The Board of Directors of Professional Bancorp, Inc. has concluded that continued negotiations were unlikely to result in the execution of an Agreement at the $23.50 per share level disclosed in its press release dated June 28, 1999. As a result, the Company's Board of Directors and FirstFed have mutually agreed to terminate the letter of intent announced on June 28, 1999.

Concurrently, the Company's Board of Directors reaffirmed its commitment to discussions with suitable strategic partners while continuing its internal programs designed to increase earnings, enhance the Company's franchise and expand the scope of its products. The goal of these initiatives continues to be the near term enhancement of earnings and shareholder value.